UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDERS OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO.       )

Securities Act Rule 801 (Rights Offering) ☐
Securities Act Rule 802 (Exchange Offer) ☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☒
Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Financial Models Company Inc.
(Name of Subject Company)

Not Applicable
(Translation of Subject Company’s Name into English (if applicable))

Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)

Linedata Services S.A.
(Name of Person(s) Furnishing Form)

Common Shares of Financials Models Company Inc.
(Title of Class of Subject Securities)

CUSIP Number of Financial Models Company Inc. Common Shares: 317946
(CUSIP Number of Class Securities (if applicable))

Steve Ashbury Financial Models Company Inc. 5255 Orbitor Drive Mississauga, Ontario, L4W 5M6 Phone: (905) 629-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:
Richard M. Kosnik, Esq. Jones Day 222 East 41st Street New York, New York 10017 Phone: (212) 326-3939

December 23, 2004
(Date Tender Offer/Rights Offering Commenced)

PART I.                                                    INFORMATION SENT TO SECURITY HOLDERS

Item 1.             Home Jurisdiction Documents

The following documents are attached as exhibits to this Form:

Exhibit number	Description

1	Offering Circular dated December 23, 2004

2	Letter of Acceptance and Transmittal

3	Notice of Guaranteed Delivery

Item 2.             Informational legends

The required legends are included on prominent portions of the disclosure document submitted as Exhibit 1.

PART II.                                                INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

[Any additional publications or distributions in connection with the Tender Offer?]

PART III.                                            CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Linedata Services S.A. concurrently with the furnishing of this Form.

PART IV.                                           SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ GILLES LABOSSIER
By: Gilles Labossier
Title: Chief Financial Officer

Date: December 27, 2004